SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka	Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 21st Floor	155 N. Wacker Drive
1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan	Chicago, IL 60606
+81-3-3568-2600	(312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of unvested restricted stock), (ii) 74,170 outstanding shares of restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,128.46	Filing Party:	Galaxy Dream Corporation
Form or Registration No.	Schedule TO	Date Filed:	March 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

          This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on March 24, 2011 (which, together with this Amendment, Amendment No. 1, filed March 29, 2011, Amendment No. 2, filed April 8, 2011, Amendment No. 3, filed April 12, 2011, Amendment No. 4, filed April 19, 2011, Amendment No. 5, filed April 21, 2011, Amendment No. 6, filed April 26, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).
Items 1, 4, 8 and 11.
          Items 1, 4, 8 and 11 of this Schedule TO are hereby amended and supplemented by the following:
          “The subsequent offering period, as extended, expired at 5:00 p.m., New York City time, on Wednesday, April 27, 2011. The Depositary has advised Parent that, as of the expiration of the subsequent offering period, as extended, a total of 19,466,438 Shares were validly tendered, representing approximately 89.9% of all outstanding Shares of RC2. All Shares that were validly tendered and not validly withdrawn in the initial offering period and all Shares validly tendered during the subsequent offering period have been accepted and payment for the Shares has been or will be made, at the Offer Price of $27.90 per share, net to the seller in cash, without interest and less any applicable withholding taxes. Purchaser has also exercised its Top-Up Option, pursuant to which RC2 will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent are able to effect a short-form merger.
          As a result of the purchase of Shares in the Offer (including in the subsequent offering period) and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of RC2. Accordingly, Purchaser and Parent intend to effect a “short-form” merger in which Purchaser is merged with and into RC2, with RC2 surviving the Merger and continuing as a wholly owned indirect subsidiary of Parent. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held (i) in the treasury of RC2 or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares shall be canceled and extinguished or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the same $27.90 in cash per Share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.
                The full text of the press release issued by Parent announcing the expiration and results of the subsequent offering period and the anticipated completion of the Merger is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.”
Item 12.
         Item 12 of this Schedule TO is hereby amended by adding the following exhibit thereto:
         “(a)(5)(G) Press Release issued by Tomy Company, Ltd. on April 28, 2011”

     SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2011

TOMY Company, Ltd.
By:	/s/ Kantaro Tomiyama
Name:	Kantaro Tomiyama
Title:	President and CEO

Galaxy Dream Corporation
By:	/s/ Kantaro Tomiyama
Name:	Kantaro Tomiyama
Title:	President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 24, 2011*†

(a)(1)(B)	Form of Letter of Transmittal*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011†

(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011†

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.†

(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.†

(a)(5)(C)	Press Release issued by Tomy Company, Ltd. on April 21, 2011†

(a)(5)(D)	English Translation of Press Release issued by Tomy Company, Ltd. on April 21, 2011†

(a)(5)(E)	Press Release issued by Tomy Company, Ltd. on April 26, 2011†

(a)(5)(F)	English Translation of Press Release issued by Tomy Company, Ltd. on April 26, 2011†

(a)(5)(G)	Press Release issued by Tomy Company, Ltd. on April 28, 2011**

(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation†

(b)(2)	Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation†

(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation†

(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation†

(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting†

(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler†

(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson†

(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea†

(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo†

(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer†

(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter†

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.

**	Filed herewith.

†	Previously filed.

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